Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2009

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

A presentation of AEGON’s results for the third quarter of 2009, intended solely for incorporation by reference into AEGON’s registration statement on Form F-3 (File No. 333- 150786), is included as appendix and incorporated into this report by reference.

The presentation of AEGON’s results for the third quarter of 2009, as included in the appendix, reflects some minor adjustments to the presentation of AEGON’s results for the third quarter of 2009 as furnished to SEC under cover of a separate Report on Form 6-K on the date hereof.

Cautionary note regarding non-GAAP measures:

This press release includes certain non-GAAP financial measures: net operating earnings, operating earnings before tax, underlying earnings before tax, net underlying earnings and value of new business. The reconciliation of underlying earnings before tax and operating earnings before tax to the most comparable IFRS measures is provided on page 8. A reconciliation of (net) underlying earnings to operating earnings before tax is provided on page 23.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 23, 2009	By	/s/ E. Lagendijk
E. Lagendijk Executive Vice President and General Counsel